EXHIBIT 99.1

COMPANY CONTACTS:

Jay S. Hennick
Founder & CEO

D. Scott Patterson
President & COO

John B. Friedrichsen
Senior Vice President & CFO

(416) 960-9500

FOR IMMEDIATE RELEASE

FirstService reports record second quarter results

Highlights:
•	Revenues up 75%
•	EBITDA up 57%
•	Adjusted net earnings up 46%
•	Adjusted diluted EPS up 41%
•	Updates financial outlook - fiscal 2006 EPS range now $1.08 to $1.16

TORONTO, Canada, October 26, 2005 - FirstService Corporation (Nasdaq: FSRV; TSX: FSV.SV) today reported record results for its second quarter ended September 30, 2005. All amounts are in US dollars.

Quarterly revenues were $316.2 million, an increase of 75% relative to the same period last year. EBITDA (see definition and reconciliation below) increased 57% to $35.8 million. Adjusted net earnings from continuing operations were $14.1 million, up 46% from $9.7 million in the prior year period. Adjusted diluted earnings per share from continuing operations were $0.45, up 41% from $0.32 in the prior year period. The adjustment (see reconciliation below) represents the non-cash amortization of short-lived intangible assets, relating to pending commercial real estate brokerage transactions and listings, recognized on the November 2004 acquisition of the Company’s Colliers International commercial real estate services platform.

“The results for the quarter were very impressive and continued the momentum we began in the first quarter. Our cash flow is very strong and our balance sheet is in the best position it has been since we became a public company”, said Jay S. Hennick, Founder and Chief Executive Officer. “Residential Property Management, Commercial Real Estate, Property Improvement and Business Services each generated double-digit internal revenue growth and increased their profit margins”, he added.

About FirstService Corporation
FirstService is a leader in the rapidly growing service sector, providing services in thefollowing areas: residential property management; commercial real estate services; integrated security services; property improvement and business services.  Market-leading brands include The Continental Group in residential property management; Colliers International in commercial real estate; Intercon Security and Security Services & Technologies in integrated security services; California Closets, Paul Davis Restoration, Pillar to Post Home Inspections and CertaPro Painters in property improvement; and Resolve Corporation in business services.

FirstService is a diversified service company with more than US$1.1 billion in annualized revenues and more than 16,000 employees worldwide. More information about FirstService is available at www.firstservice.com.

Segmented Quarterly Operating Results
Residential Property Management revenues increased to $92.0 million for the quarter, 22% higher than in the prior year period. Internal growth of 18% was attributable to growth in contractual property management fee and ancillary services revenues, while the balance of the revenue growth came from acquisitions completed during the past twelve months. EBITDA for the quarter was $9.4 million, up 26% from $7.4 million one year ago, while margins improved 30 basis points due to operating leverage and an increase in high-margin ancillary services revenues.

Colliers International, the Company’s commercial real estate services operation, generated revenues of $103.9 million for the second quarter representing internal growth of 41% relative to the same period one year ago (at which time this operation was not owned by FirstService) resulting from very robust brokerage activity in most of its markets, especially North America. Second quarter EBITDA was $7.7 million, at a margin of 7.4%.

Revenues in Property Improvement Services totalled $40.5 million, an increase of 28% over the prior year period. Internal growth was 15%. The Company’s franchise systems generated strong system-wide sales increases for the quarter. Royalties and earnings grew in step with the increases in system-wide sales. EBITDA for the seasonally strong second quarter was $12.8 million, an increase of $3.4 million relative to last year, at a margin of 31.6%, 170 basis points higher than last year.

Integrated Security Services revenues in the second quarter were $35.9 million, flat with the prior year period. Revenues were impacted by delays with two large commercial electronic security system projects as well as the negative effect of hurricanes Katrina and Rita on branches in Gulf Port, Mississippi and Houston, Texas. The Canadian operations reported solid gains in both security officer and security systems revenues, and commenced work on a significant long-term systems project to enhance branch security for a major bank during the quarter. Quarterly EBITDA was $1.8 million versus $2.7 million in the prior year period. For the full fiscal year, these operations are expected to generate revenues and EBITDA similar to the prior year.

Second quarter Business Services revenues were $43.9 million, up 15% relative to the prior year period. The revenue increase was the result of higher volumes from several clients as well as a recently won student loan processing contract. EBITDA was $7.2 million, up from $4.8 million in the second quarter last year while margins increased to 16.3% from 12.7% last year. The increases were attributable mainly to the fulfilment operations, which benefited from higher production volumes and better capacity utilization.

Quarterly corporate costs were $2.9 million, relative to $1.6 million in the prior year period. The majority of the increase was attributable to Sarbanes-Oxley related costs, with the balance attributable to additional management resources necessary to support the growth of the Company,

A comparison of segmented EBITDA to operating earnings is provided below.

Purchase of Additional Shares of Colliers International Operations
On October 1, 2005, subsequent to the end of the second quarter, pursuant to an offer by FirstService, the Company acquired an additional 11% interest in CMN International Inc. from a group of non-executive management employees and brokers, bringing FirstService’s stake to 83%. The purchase, completed at a cost of $10.0 million, is expected to be accretive to net earnings after adjusting for the impact of incremental amortization of short-lived brokerage backlog.

Financial Outlook
As a result of continuing strong performance, FirstService is increasing the previously issued outlook for fiscal 2006.

Year ending March 31, 2006
(in millions of US dollars, except per share amounts)	Updated	Previous
Revenues	$1,125 - $1,175	$1,100 - $1,150
EBITDA	$102.0 - $108.0	97.0 - 104.0
Adjusted diluted earnings per share from continuing operations	$1.08 - $1.16	$1.05 - $1.15

Note: The updated outlook assumes (i) no further acquisitions or divestitures completed during the outlook period and (ii) current economic conditions in the markets in which the Company operates remaining unchanged and in particular the market for commercial real estate services. Actual results may differ materially. The Company undertakes no obligation to continue to update this information.

Conference Call
FirstService will be holding a conference call on Wednesday, October 26, 2005 at 11:00AM Eastern Time to discuss results for the second quarter and year as well as the outlook for the balance of fiscal 2006. The call will be simultaneously web cast and can be accessed live or after the call at www.firstservice.com in the “Investor Relations / News Releases” section.

Forward-looking Statements
This press release includes forward-looking statements. Forward-looking statements include the Company’s financial performance outlook and statements regarding goals, beliefs, strategies, objectives, plans or current expectations. These statements involve known and unknown risks, uncertainties and other factors which may cause the actual results to be materially different from any future results, performance or achievements contemplated in the forward-looking statements. Such factors include: (i) general economic and business conditions, which will, among other things, impact demand for the Company’s services and the cost of providing services; (ii) the ability of the Company to implement its business strategy, including the Company’s ability to acquire suitable acquisition candidates on acceptable terms and successfully integrate newly acquired businesses with its existing businesses; (iii) changes in or the failure to comply with government regulations; and (iv) other factors which are described in the Company’s filings with the Ontario Securities Commission and U.S. Securities and Exchange Commission.

FIRSTSERVICE CORPORATION
Condensed Consolidated Statements of Earnings
(in thousands of US dollars, except per share amounts)
(unaudited)

		Three months ended September 30		Six months ended September 30
		2005	2004	2005	2004
	Revenues	$316,171	$180,700	$604,068	$347,743
	Cost of revenues	199,969	121,418	380,367	236,295
	Selling, general and administrative expenses	80,369	36,485	155,911	70,378
	Depreciation	4,435	3,410	8,930	6,657
	Amortization of intangibles other than backlog	887	680	1,755	1,302
	Amortization of brokerage backlog (1)	489	-	1,158	-
	Operating earnings	30,022	18,707	55,947	33,111
	Other (income) expense	(513)	-	(1,187	-
	Interest expense	3,820	2,321	8,024	4,560
		26,715	16,386	49,110	28,551
	Income taxes	9,088	4,790	16,031	8,316
		17,627	11,596	33,079	20,235
	Minority interest share of earnings	3,835	1,916	8,167	3,304
	Net earnings from continuing operations	13,792	9,680	24,912	16,931
	Net (loss) earnings from discontinued operations, net of income taxes	-	(153	-	1,989
	Net earnings	$13,792	$9,527	$24,912	$18,920

	Net earnings (loss) per share
	Basic
	Continuing operations	$0.46	$0.33	$0.82	$0.57
	Discontinued operations	-	(0.01	-	0.07
		$0.46	$0.32	$0.82	$0.64

	Diluted (2)
	Continuing operations	$0.44	$0.32	$0.78	$0.56
	Discontinued operations	-	(0.01	-	0.07
		$0.44	$0.31	$0.78	$0.63

	Adjusted diluted net earnings per share from continuing operations (3)	$0.45	$0.32	$0.80	$0.56

Weighted average shares outstanding: (in thousands)	Basic	30,256	29,684	30,230	29,624
	Diluted	31,023	30,148	30,959	30,204

Notes
(1) Amortization of short-lived brokerage backlog intangible assets recognized upon the acquisition of CMN International Inc. operating as Colliers International. Brokerage backlog represents the fair value of pending commercial real estate brokerage transactions and listings as at the acquisition date. Amortization is recorded to coincide with the completion of the related brokerage transactions.
(2) Numerators for diluted earnings per share calculations have been adjusted to reflect dilution from stock options at subsidiaries. The adjustment for the three months ended September 30, 2005 is $270 (2004 - nil) and for the six months ended September 30, 2005 is $701 (2004 - nil).
(3) See “Reconciliation of operating earnings, net earnings and net earnings per share to adjusted operating earnings, adjusted net earnings and adjusted net earnings per share” below.

Reconciliation of Operating Earnings, Net Earnings and Net Earnings Per Share to Adjusted Operating Earnings, Adjusted Net Earnings and Adjusted Net Earnings Per Share
(in thousands of US dollars, except per share amounts)
(unaudited)

The Company is presenting adjusted earnings measures to eliminate the impact of amortization of the short-lived brokerage backlog intangible asset recognized upon the acquisition of CMN International Inc. This amortization is being eliminated because the Company believes the short-lived and non-cash nature of this charge is not reflective of the operating performance of the Company. All of the adjustments are considered “non-GAAP financial measures” under OSC and SEC guidelines. The following tables provide a reconciliation of the adjusted measures:

	Three months ended September 30		Six months ended September 30
	2005	2004	2005	2004
Adjusted operating earnings	$30,511	$18,707	$57,105	$33,111
Amortization of brokerage backlog	(489)	-	(1,158)	-
Operating earnings	$30,022	$18,707	$55,947	$33,111

Adjusted net earnings from continuing operations	$14,105	$9,680	$25,653	$16,931
Amortization of brokerage backlog	(489)	-	(1,158)	-
Deferred income taxes	176	-	417	-
Net earnings from continuing operations	$13,792	$9,680	$24,912	$16,931

Adjusted diluted net earnings per share from continuing operations	$0.45	$0.32	$0.80	$0.56
Amortization of brokerage backlog, net of deferred income taxes	(0.01)	-	(0.02)	-
Diluted net earnings per share from continuing operations	$0.44	$0.32	$0.78	$0.56

Reconciliation of EBITDA to Operating Earnings
(in thousands of US dollars)
(unaudited)

EBITDA is defined as net earnings from continuing operations before minority interest share of earnings, income taxes, interest, depreciation and amortization. The Company uses EBITDA to evaluate operating performance and as a measure for debt covenants with its lenders. EBITDA is an integral part of the Company’s planning and reporting systems. Additionally, the Company uses multiples of current and projected EBITDA in conjunction with discounted cash flow models to determine its overall enterprise valuation and to evaluate acquisition targets. The Company believes EBITDA is a reasonable measure of operating performance because of the low capital intensity of its service operations. The Company believes EBITDA is a financial metric used by many investors to compare companies, especially in the services industry, on the basis of operating results and the ability to incur and service debt. EBITDA is not a recognized measure of financial performance under United States generally accepted accounting principles (GAAP), and should not be considered as a substitute for operating earnings, net earnings or cash flows from operating activities, as determined in accordance with GAAP. The Company’s method of calculating EBITDA may differ from other issuers and accordingly, EBITDA may not be comparable to measures used by other issuers. A reconciliation of EBITDA to operating earnings appears below.

	Three months ended September 30		Six months ended September 30
	2005	2004	2005	2004
EBITDA	$35,833	$22,797	$67,790	$41,070
Depreciation	(4,435)	(3,410)	(8,930)	(6,657)
Amortization of intangibles other than brokerage backlog	(887)	(680)	(1,755)	(1,302)
Amortization of brokerage backlog	(489)	-	(1,158)	-
Operating earnings	$30,022	$18,707	$55,947	$33,111

Condensed Consolidated Balance Sheets
(in thousands of US dollars)
(unaudited)

	September 30 2005	March 31 2005
Assets
Cash and cash equivalents	$79,637	$37,458
Accounts receivable	177,400	168,927
Inventories	23,435	20,878
Prepaids and other current assets	21,717	21,507
Current assets	302,189	248,770
Fixed assets	63,635	57,241
Other non-current assets	27,261	22,755
Goodwill and intangibles	300,611	297,962
Total assets	$693,696	$626,728
Liabilities and shareholders’ equity
Accounts payable and accrued liabilities	$155,656	$155,429
Other current liabilities	7,773	9,147
Long term debt - current	18,109	18,206
Current liabilities	181,538	182,782
Long term debt - non-current	231,168	201,809
Deferred income taxes	30,807	29,802
Minority interest	33,824	26,464
Shareholders’ equity	216,359	185,871
Total liabilities and equity	$693,696	$626,728

Total debt, excluding interest rate swaps	$248,463	$219,732
Total debt, net of cash, excluding interest rate swaps	168,826	182,274

Condensed Consolidated Statements of Cash Flows
(in thousands of US dollars)
(unaudited)

	Six Months ended September 30
	2005	2004
Operating activities
Net earnings from continuing operations	$24,912	$16,931
Items not affecting cash:
Depreciation and amortization	11,843	7,959
Deferred income taxes	(220)	(727)
Minority interest share of earnings	8,167	3,304
Other	1,146	257

Changes in operating assets and liabilities	(11,651)	(13,337)
Net cash provided by operating activities	34,197	14,387
Investing activities
Acquisitions of businesses, net of cash acquired	(5,461)	(8,505)
Purchases of fixed assets, net	(14,989)	(7,315)
Other investing activities	(2,290)	1,093
Net cash used in investing	(22,740)	(14,727)
Financing activities
Increase (decrease) in long-term debt	28,623	(457)
Other financing activities	(1,349)	445
Net cash provided by (used in) financing	27,274	(12)
Net cash provided by discontinued operations	-	4,551
Effect of exchange rate changes on cash	3,448	1,514
Increase in cash and cash equivalents during the period	42,179	5,713
Cash and cash equivalents, beginning of period	37,458	15,620
Cash and cash equivalents, end of period	$79,637	$21,333

Segmented Revenues, EBITDA and Operating Earnings
(in thousands of US dollars)
(unaudited)

	Residential Property Management	Commercial Real Estate Services	Integrated Security Services	Property Improve-ment Services	Business Services	Corporate	Consolidated
Three months ended September 30
2005
Revenues	$91,959	$103,948	$35,873	$40,534	$43,851	$6	$316,171
EBITDA	9,406	7,654	1,758	12,778	7,154	(2,917)	35,833
Operating earnings	8,059	6,330	1,100	11,894	5,592	(2,953)	30,022

2004
Revenues	$75,479	$-	$35,588	$31,606	$37,983	$44	$180,700
EBITDA	7,446	-	2,686	9,414	4,842	(1,591)	22,797
Operating earnings	6,217	-	2,128	8,673	3,323	(1,634)	18,707

Six months ended September 30
2005
Revenues	$176,040	$203,252	$68,374	$75,756	$80,532	$114	$604,068
EBITDA	18,036	19,439	3,476	22,313	9,768	(5,242)	67,790
Operating earnings	15,392	16,487	2,178	20,600	6,614	(5,324)	55,947

2004
Revenues	$143,437	$-	$69,713	$61,125	$73,403	$65	$347,743
EBITDA	14,064	-	5,254	16,946	8,358	(3,552)	41,070
Operating earnings	11,753	-	4,142	15,544	5,311	(3,639)	33,111